January 27, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Daniel Crawford

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-269414)
Withdraw of Acceleration Request

Dear Mr. Crawford:

Reference is made to our letter, filed as correspondence via EDGAR on January 25, 2023, in which the registrant, Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company”), requested the acceleration of the effective date of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) for 5 pm Eastern Time on Friday, January 27, 2023, or as soon thereafter as reasonably practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M.D.
Chief Executive Officer

cc:	Megan J. Penick, Esq.,
Michelman & Robinson, LLP